FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2025
Commission File Number: 001-38757
Takeda Pharmaceutical Company Limited
(Translation of registrant’s name into English)
1-1, Nihonbashi Honcho 2-chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X                     Form 40-F

Information furnished on this form:
EXHIBIT
Exhibit Number

4.5
Indenture, dated as of July 2, 2025, among Takeda Pharmaceutical Company Limited, as guarantor, Takeda U.S. Financing, Inc., as issuer, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon SA/SV, Dublin Branch, as Registrar.

4.6	Form of $1,650,000,000 5.200% Guaranteed Notes due 2035
4.7	Form of $750,000,000 5.900% Guaranteed Notes due 2055
5.3	Opinion of Sullivan & Cromwell LLP regarding $1,650,000,000 5.200% Senior Notes due 2035 and $750,000,000 5.900% Guaranteed Notes due 2055
5.4	Opinion of Nishimura & Asahi (Gaikokuho Kyodo Jigyo) regarding $1,650,000,000 5.200% Guaranteed Notes due 2035 and $750,000,000 5.900% Guaranteed Notes due 2055
The registrant hereby incorporates the Exhibits to this report on Form 6-K by reference into the prospectus that forms a part of the Registration Statement on Form F-3 (File Nos. 333-288301 and 333-288301-01) of the registrant and Takeda U.S. Financing, Inc., filed with the Securities and Exchange Commission on June 25, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Takeda Pharmaceutical Company Limited

Date: July 2, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller